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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

NetSuite Inc.
(Name of Issuer)

NetSuite Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 Per Share
(Title of Class of Securities)

64118Q107
(CUSIP Number of Class of Securities)

Douglas P. Solomon, Esq.
Senior Vice President and
General Counsel
NetSuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403
(650) 627-1000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

with copies to:
Larry W. Sonsini
Martin W. Korman
Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94034
(650) 493-9300

This statement is filed in connection with (check the appropriate box):

a.	☐
The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$9,473,545,994.00	$953,986.08

*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of NetSuite Inc. ("NetSuite"), at a purchase price of $109.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 81,007,997 shares of common stock of NetSuite that were issued and outstanding as of August 8, 2016; (ii) 1,035,657 shares of common stock of NetSuite potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of August 8, 2016; (iii) 3,480,715 shares of common stock of NetSuite issuable upon the settlement of outstanding restricted stock units as of August 8, 2016; and (iv) 1,388,897 shares of common stock of NetSuite issuable upon the settlement of outstanding performance share units as of August 8, 2016. The foregoing figures have been provided by the issuer to the offeror and are as of August 8, 2016, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.00010070.

☒
Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$ 953,986.08	Filing Party:	Napa Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form or Registration No.:	Schedule TO	Date Filed:	August 18, 2016

 Explanatory Note

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this "Schedule 13E-3") is being filed by NetSuite Inc., a Delaware corporation ("NetSuite"). The filing person is the subject company. This Schedule 13E-3 relates to the cash tender offer (the "Offer") by Napa Acquisition Corporation, a Delaware corporation ("Purchaser"), a subsidiary of OC Acquisition LLC, a Delaware limited liability company ("Parent"), which is a subsidiary of Oracle Corporation, a Delaware corporation ("Oracle"), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of NetSuite, at a purchase price of $109.00 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2016 (as it may be amended and supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended and supplemented from time to time, the "Letter of Transmittal").

In response to the Offer, NetSuite filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended and supplemented, the "Schedule 14D-9"). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent that such information is required in response to the items in this Schedule 13E-3, and is supplemented by information specifically provided herein. The responses to each item of this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and Offer to Purchase. All terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

This Schedule 13E-3 is being filed solely to include additional disclosure in response to comments received from the staff of the Securities and Exchange Commission.

Item 1.    Summary Term Sheet.

The information in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) Name and Address. The information in the Schedule 14D-9 under the caption "Item 1. Subject Company Information—Name and Address" is incorporated herein by reference.

(b) Securities. The information in the Schedule 14D-9 under the caption "Item 1. Subject Company Information—Securities" is incorporated herein by reference.

(c) Trading Market and Price. The information in the Offer to Purchase under the caption "The Tender Offer—Section 6—Price Range of Shares; Dividends" is incorporated herein by reference.

(d) Dividends. The information in the Offer to Purchase under the caption "The Tender Offer—Section 6—Price Range of Shares; Dividends" is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. Not applicable.

Item 3.    Identity and Background of Filing Person.

(a) Name and Address. The information in the Schedule 14D-9 under the caption "Item 1. Subject Company Information," and in the Offer to Purchase under the caption "The Tender Offer—Section 8—Certain Information Concerning Oracle, Parent and Purchaser," is incorporated herein by reference. The filing person is the subject company. The business address and phone number of the directors and executive officers of the Company is the same as that of the Company noted above. The business address and phone number of the directors and executive officers of Oracle, Parent and Purchaser are the same as those of Purchaser and Acquisition Sub specified in the Schedule TO.

(b) Business and Background of Entities. The information in the Offer to Purchase under the captions "The Tender Offer—Section 7—Certain Information Concerning the NetSuite" and "The Tender Offer—Section 8—Certain Information Concerning Oracle, Parent and Purchaser" is incorporated herein by reference.

NetSuite Restricted Holdings LLC ("NRH") is a California limited liability company that serves as an investment holding entity to hold shares of NetSuite common stock and any proceeds therefrom, subject to and in compliance with the terms of its operating agreement. The address for NRH is c/o Bill Wright & Associates, LLC, One Bush Street, Suite 650, San Francisco, CA 94104. NRH has not been convicted in a criminal proceeding during the past five years and has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such entity from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

(c) Business and Background of Natural Persons. The information in the Offer to Purchase under the caption "Schedule I" is incorporated herein by reference.

The name, age, citizenship, principal business address, principal occupation and business experience during the past five years of each of the Company's directors and executive officers is set forth in Annex A. Each such person has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 4.    Terms of the Transaction.

(a) Material Terms; Tender Offers. The information in the Offer to Purchase under the captions "Summary Term Sheet," "The Tender Offer—Section 1—Terms of the Offer," "The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares," "The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares," "The Tender Offer—Section 4—Withdrawal Rights," "The Tender Offer—Section 5—Certain U.S. Federal Income Tax Consequences of the Offer," "The Tender Offer—Section 15—Conditions of the Offer" and "The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

(c) Different Terms. The information in the Schedule 14D-9 under the caption "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements between NetSuite, Parent, Purchaser and Oracle—Tender and Support Agreements," and in the Offer to Purchase under the caption "Special Factors—Section 6—The Merger Agreement; Other Agreements," is incorporated herein by reference.

(d) Appraisal Rights. The information in the Schedule 14D-9 under the captions "Item 8—Additional Information" and "Annex B—Section 262 of the Delaware General Corporation Law," and in the Offer to Purchase under the caption "Special Factors—Section 7—Appraisal Rights," is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not Applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)-(c), (e) Transactions; Significant Corporate Events; Negotiations or Contacts; and Agreements Involving the Subject Company's Securities. The information in the Schedule 14D-9 under the caption "Item 3. Past Contacts, Transactions, Negotiations and Agreements" and "Item 4. The Solicitation or Recommendation," and in the Offer to Purchase under the captions "Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with the Company" and "Special Factors—Section 6—The Merger Agreement; Other Agreements," is incorporated herein by reference. Exhibit 4.4 to NetSuite's Amendment No. 4 to its Registration Statement on Form S-1 is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(b), (c)(1)-(8) Use of Securities Acquired, Plans. The information in the Schedule 14D-9 under the captions "Item 3. Past Contacts, Transactions, Negotiations and Agreements," "Item 4. Solicitation/Recommendation—Background of the Transaction; Reasons for the Recommendation of the NetSuite Board" and "Item 7—Purposes of the Transaction and Plans or Proposals," and in the Offer to Purchase under the captions "Summary Term Sheet," "Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with the NetSuite," "Special Factors—Section 2—Purpose of the Offer; Plans for the NetSuite," "Special Factors—Section 5—Certain Effects of the Offer," "Special Factors—Section 6—The Merger Agreement; Other Agreements," is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information in the Schedule 14D-9 under the caption "Item 4. The Solicitation or Recommendation—Background of the Transaction; Reasons for the Recommendation of the NetSuite Board," and in the Offer to Purchase under the captions "Introduction," "Summary Term Sheet," "Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with NetSuite," "Special Factors—Section 2—Purpose of the Offer; Plans for the Company," "Special Factors—Section 5—Certain Effects of the Offer," "Special Factors—Section 6—The Merger Agreement; Other Agreements," and "Schedule I" is incorporated herein by reference.

(b) Alternatives. The information in the Schedule 14D-9 under the caption "Item 4. The Solicitation or Recommendation—Background of the Transaction; Reasons for the Recommendation of the NetSuite Board," and in the Offer to Purchase under the captions "Introduction," "Summary Term Sheet" and "Special Factors—Section 1 Background of the Offer; Past Contacts or Negotiations with NetSuite," is incorporated herein by reference.

(c) Reasons. The information in the Schedule 14D-9 under the caption "Item 4. The Solicitation or Recommendation—Background of the Transaction; Reasons for the Recommendation of the NetSuite Board," and in the Offer to Purchase under the captions "Introduction," "Summary Term Sheet," "Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with NetSuite," "Special Factors—Section 2—Purpose of the Offer; Plans for the Company," "Special Factors—Section 5—Certain Effects of the Offer," "Special Factors—Section 6—The Merger Agreement; Other Agreements" and "Schedule I," is incorporated herein by reference.

(d) Effects. The information in the Schedule 14D-9 under the captions "Item 3. Past Contacts, Transactions, Negotiations and Agreements" and "Item 4. The Solicitation or Recommendation—Background of the Transaction; Reasons for the Recommendation of the NetSuite Board," and in the Offer to Purchase under the captions "Introduction," "Summary Term Sheet," "Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with NetSuite," "Special Factors—Section 2—Purpose of the Offer; Plans for the Company," "Special Factors—Section 5—Certain Effects of the Offer," "Special Factors—Section 6—The Merger Agreement; Other Agreements," "The Tender

Offer—Section 5—Certain U.S. Federal Income Tax Consequences of the Offer" and "Schedule I," is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

(a)-(d) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative. The information in the Schedule 14D-9 under the caption "Item 4. The Solicitation or Recommendation," and in the Offer to Purchase under the captions "Summary Term Sheet," "Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with NetSuite," "Special Factors—Section 3—Position of NetSuite Regarding Fairness of the Offer and the Merger," and "Special Factors—Section 4—Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and the Merger," is incorporated herein by reference.

(e) Approval of Directors. The information in the Schedule 14D-9 under the caption "Item 4. The Solicitation or Recommendation" is incorporated herein by reference.

(f) Other Offers. None.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information in the Schedule 14D-9 under the caption "Item 4. The Solicitation or Recommendation," and in the Offer to Purchase under the captions "Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with NetSuite," "Special Factors—Section 4—Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and Merger" and "Special Factors—Section 6—The Merger Agreement; Other Agreements," is incorporated herein by reference.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of NetSuite during its regular business hours by any interested holder of Shares or representative of any such interested holder who has been so designated in writing.

Item 10.    Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information in the Offer to Purchase under the captions "Summary Term Sheet," "Special Factors—Section 6—The Merger Agreement; Other Agreements," "Special Factors—Section 9—Certain Relationships between Oracle, Parent and Purchaser and NetSuite" and "The Tender Offer—Section 9—Source and Amount of Funds" is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Expenses. The information in the Offer to Purchase under the caption "The Tender Offer—Section 18—Fees and Expenses" is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 11.    Interest in Securities of the Subject Company.

(a) Securities Ownership. The information in the Schedule 14D-9 under the captions "Item 3. Past Contacts, Transactions, Negotiations and Agreements" and "Item 4. The Solicitation or Recommendation" is incorporated herein by reference.

(b) Securities Transactions. Other than as set forth below, no transactions with respect to the Shares have been effected by NetSuite or, to the knowledge of NetSuite after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 13E-3.

The information in the Schedule 14D-9 under the caption "Item 6—Interest in Securities of the Subject Company" is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information in the Schedule 14D-9 under the captions "Item 3. Past Contacts, Transactions, Negotiations and Agreements" and "Item 4. The Solicitation or Recommendation," and in the Offer to Purchase under the captions "Summary Term Sheet," "Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with NetSuite," "Special Factors—Section 6—The Merger Agreement; Other Agreements" and "Special Factors—Section 8—Transactions and Arrangements Concerning the Shares," is incorporated herein by reference.

(e) Recommendations of Others. The information in the Schedule 14D-9 under the captions "Item 3. Past Contacts, Transactions, Negotiations and Agreements," and "Item 4. The Solicitation or Recommendation," and in the Offer to Purchase under the captions "Summary Term Sheet," "Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with NetSuite," "Special Factors—Section 6—The Merger Agreement; Other Agreements" and "Special Factors—Section 8—Transactions and Arrangements Concerning Shares," is incorporated herein by reference.

Item 13.    Financial Statements.

(a) Financial Information.

(1) NetSuite's Consolidated Financial Statements in NetSuite's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, including the notes thereto, are incorporated by reference herein.

(2) NetSuite's unaudited interim Consolidated Financial Statements for Quarterly Report on Form 10-Q for the period ended June 30, 2016, including the notes thereto, are incorporated by reference herein.

(3)

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,		Six months ended June 30,	Three months ended June 30,
	2014	2015	2016	2016
Pre-tax income from continuing operations	$(97,871,539)	$(130,361,510)	$(65,302,852)	$(36,750,642)
Add:
Fixed charges	14,971,333	15,554,184	8,102,284	4,083,360

Earnings (losses)	$(82,900,205)	$(114,807,327)	$(57,200,568)	$(32,667,282)

Fixed charges:
Interest expensed and capitalized	$1,399,549	$1,135,282	$583,143	$287,355
Amortized premiums, discounts and capitalized expenses related to indebtedness	12,909,910	13,538,799	6,964,112	3,509,414
Estimate of interest within rental expense	661,874	880,103	555,029	286,591

Total fixed charges	$14,971,333	$15,554,184	$8,102,284	$4,083,360

Ratio of earnings to fixed charges(1)	–5.54	–7.38	–7.06	–8.00

  (1)
  Ratio of earnings to fixed charges is computed by dividing Earnings (losses) by Total fixed charges.

(4) The book value per share as of the date of the most recent balance sheet presented is $3.88.

(b) Pro Forma Information. Not applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information in the Offer to Purchase under the caption "The Tender Offer—Section 18—Fees and Expenses" is incorporated by reference herein.

(b) Employees and Corporate Assets. None.

Item 15.    Additional Information.

(b)-(c) Other Material Information. The information in the Schedule 14D-9 under the caption "Item 8. Additional Information" is incorporated herein by reference. The information contained in the Exhibits referred to in Item 16 is incorporated herein by reference.

Item 16.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 18, 2016 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed with the Securities and Exchange Commission (the "SEC") by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(1)(B)
Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) of the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) of the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) of the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(1)(F)
Summary Advertisement as published in the Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(F) of the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(2)	Schedule 14D-9 (incorporated herein by reference to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 18, 2016).
(a)(5)(A)	Press Release issued by NetSuite Inc. on July 28, 2016 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on August 1, 2016).
(a)(5)(B)
Press Release issued by Oracle Corporation on July 28, 2016 (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(5)(C)
FAQ issued by Oracle Corporation on July 28, 2016 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(5)(D)
Overview and Frequently Asked Questions for External Use issued by NetSuite Inc. on July 28, 2016 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on July 28, 2016).
(a)(5)(E)	Letter to Customers issued by NetSuite Inc. on July 29, 2016 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on July 29, 2016).
(a)(5)(F)
Frequently Asked Questions by Employees issued by NetSuite Inc. on July 29, 2016 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on July 29, 2016).
(a)(5)(G)	Transaction Timing Materials (incorporated herein by reference to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 11, 2016).
(a)(5)(H)
Letter from T. Rowe Price Associates Inc. to the Board of Directors of NetSuite Inc., dated September 6, 2016 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on September 7, 2016).
(a)(5)(I)
Press Release issued by Oracle Corporation on September 9, 2016, announcing the extension of the Offer (incorporated herein by reference to Exhibit (a)(5)(C) to Amendment No. 1 to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 9, 2016).

(a)(5)(J)	Complaint captioned Dennis Palkon, on Behalf of Himself and All Others Similarly Situated v. NetSuite Inc., et al., filed on August 30, 2016, in the United States District Court for the Northern District of California (incorporated herein by reference to Exhibit (a)(5)(D) to Amendment No. 1 to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(b)	None.
(c)(1)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated February 22, 2016.
(c)(2)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 6, 2016.
(c)(3)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 10, 2016.
(c)(4)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated July 13, 2016.
(c)(5)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Transactions Committee of the Board of Directors and the Board of Directors of NetSuite Inc., dated July 27, 2016.
(c)(6)	The information set forth in the Schedule 14D-9 under the caption "Annex A—Opinion of Qatalyst Partners LP" is incorporated herein by reference.
(c)(7)
Opinion of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 28, 2016 (incorporated herein by reference to Exhibit (c)(7) to the Schedule TO-T/A filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(c)(8)
Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated April 19, 2016 (incorporated herein by reference to Exhibit (c)(8) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(c)(9)
Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 20, 2016 (incorporated herein by reference to Exhibit (c)(9) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(c)(10)
Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 27, 2016 (incorporated herein by reference to Exhibit (c)(10) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(c)(11)
Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 8, 2016 (incorporated herein by reference to Exhibit (c)(11) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(c)(12)
Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 14, 2016 (incorporated herein by reference to Exhibit (c)(12) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).

(c)(13)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 30, 2016 (incorporated herein by reference to Exhibit (c)(13) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(c)(14)
Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 8, 2016 (incorporated herein by reference to Exhibit (c)(14) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(c)(15)
Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 25, 2016 (incorporated herein by reference to Exhibit (c)(15) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(e)(1)
Agreement and Plan of Merger, among NetSuite Inc., OC Acquisition LLC, Napa Acquisition Corporation and Oracle Corporation, dated as of July 28, 2016 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on August 1, 2016).
(e)(2)
Confidentiality Agreement, effective as of May 5, 2016, between NetSuite Inc. and Oracle Corporation, as amended and restated on July 20, 2016 (incorporated herein by reference to Exhibit (e)(2) to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 18, 2016).
(e)(3)
Exclusivity Agreement, dated as of July 15, 2016, between the Transactions Committee, on behalf of NetSuite Inc. and the Special Committee, on behalf of Oracle Corporation (incorporated herein by reference to Exhibit (e)(3) to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 18, 2016).
(e)(4)
Form of Tender and Support Agreement among OC Acquisition LLC, Napa Acquisition Corporation and the stockholder party thereto (incorporated herein by reference to Exhibit (e)(4) to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 18, 2016).
(e)(5)
Tender and Support Agreement, dated as of July 28, 2016, among OC Acquisition LLC, Napa Acquisition Corporation and NetSuite Restricted Holdings LLC (incorporated herein by reference to Exhibit (e) (5) to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 18, 2016).
(e)(6)
Amended and Restated Certificate of Incorporation of the NetSuite Inc. (incorporated herein by reference to Exhibit 3.2 to the Form S-1 filed with the SEC by NetSuite Inc. on July 2, 2007 (Registration No. 333-144257)).
(e)(7)	Amended and Restated Bylaws of NetSuite Inc. (incorporated herein by reference to Exhibit 3.14 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on March 21, 2014).
(e)(8)
NetSuite Inc. 1999 Stock Plan and forms of agreements thereunder (incorporated herein by reference to Exhibit 10.2 to the Form S-1 filed with the SEC by NetSuite Inc. on July 2, 2007 (Registration No. 333-144257)).

(e)(9)	NetSuite Inc. 2007 Equity Incentive Plan and forms of agreements thereunder (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the SEC by NetSuite Inc. on August 13, 2008 (File No. 001-33870) and Exhibits 10.1 to 10.3 to the Quarterly Report on Form 10-Q filed with the SEC by NetSuite Inc. on May 7, 2012).
(e)(10)	2008 Executive Bonus Plan (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on May 1, 2008 (File No. 001-33870)).
(e)(11)	2015 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC by NetSuite Inc. on October 15, 2015).
(e)(12)	NetSuite Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Appendix A to the Schedule 14A filed with the SEC by NetSuite Inc. on April 29, 2016).
(e)(13)
Severance and Change of Control Agreement by and between the NetSuite Inc. and Zachary Nelson, effective December 24, 2008 (incorporated herein by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 13, 2009).
(e)(14)
Severance and Change of Control Agreement by and between the NetSuite Inc. and Evan M. Goldberg, effective December 24, 2008 (incorporated herein by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 13, 2009 (File No. 001-33870)).
(e)(15)
Severance and Change of Control Agreement by and between the NetSuite Inc. and James McGeever, effective December 24, 2008 (incorporated herein by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 13, 2009 (File No. 001-33870)).
(e)(16)
Severance and Change of Control Agreement by and between the NetSuite and Douglas P. Solomon, effective December 24, 2008 (incorporated herein by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 13, 2009 (File No. 001-33870)).
(e)(17)
Severance and Change of Control Agreement by and between NetSuite Inc. and Marc Huffman, effective May 1, 2014 (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by NetSuite Inc. on May 6, 2014).
(e)(18)
Form of Severance Agreement Waiver between NetSuite Inc. and the employees party thereto (incorporated herein by reference to Exhibit (e)(18) to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 18, 2016).
(e)(19)
Form of Indemnification Agreement between NetSuite Inc. and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Form S-1 Registration filed with the SEC by NetSuite Inc. on July 2, 2007 (Registration No. 333-144257)).
(e)(20)
Offer Letter Agreement by and between NetSuite Inc. and Zachary Nelson, effective July 1, 2007 (incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Form S-1 filed with the SEC by NetSuite Inc. on October 30, 2007 (Registration No. 333-144257)).

(e)(21)	Offer Letter Agreement by and between NetSuite Inc. and Evan M. Goldberg, effective July 1, 2007 (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to the Form S-1 filed with the SEC by NetSuite Inc. on October 30, 2007 (Registration No. 333-144257)).
(e)(22)
Offer Letter Agreement by and between NetSuite Inc. and James McGeever, effective March 2, 2011 (incorporated herein by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 3, 2011 (File No. 001-33870)).
(e)(23)
Letter Agreement by and between Marc Huffman and NetSuite Inc. effective May 1, 2014 (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by NetSuite Inc. on May 6, 2014).
(f)
The information set forth in the Schedule 14D-9 under the captions "Item 8. Additional Information—Appraisal Rights" and "Annex B—Section 262 of the Delaware General Corporation Law" is incorporated herein by reference.
(g)	None.
(h)	None.

 SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NETSUITE INC.
By:	/s/ ZACHARY NELSON
	Name:	Zachary Nelson
	Title:	Chief Executive Officer
	Date:	September 27, 2016

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 18, 2016 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed with the Securities and Exchange Commission (the "SEC") by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(1)(B)
Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(1)(C)
Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) of the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) of the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) of the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(1)(F)
Summary Advertisement as published in the Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(F) of the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(2)	Schedule 14D-9 (incorporated herein by reference to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 18, 2016).
(a)(5)(A)	Press Release issued by NetSuite Inc. on July 28, 2016 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on August 1, 2016).
(a)(5)(B)
Press Release issued by Oracle Corporation on July 28, 2016 (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(5)(C)
FAQ issued by Oracle Corporation on July 28, 2016 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(a)(5)(D)
Overview and Frequently Asked Questions for External Use issued by NetSuite Inc. on July 28, 2016 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on July 28, 2016).
(a)(5)(E)	Letter to Customers issued by NetSuite Inc. on July 29, 2016 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on July 29, 2016).
(a)(5)(F)
Frequently Asked Questions by Employees issued by NetSuite Inc. on July 29, 2016 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on July 29, 2016).

(a)(5)(G)	Transaction Timing Materials (incorporated herein by reference to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 11, 2016).
(a)(5)(H)
Letter from T. Rowe Price Associates Inc. to the Board of Directors of NetSuite Inc., dated September 6, 2016 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on September 7, 2016).
(a)(5)(I)
Press Release issued by Oracle Corporation on September 9, 2016, announcing the extension of the Offer (incorporated herein by reference to Exhibit (a)(5)(C) to Amendment No. 1 to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 9, 2016).
(a)(5)(J)
Complaint captioned Dennis Palkon, on Behalf of Himself and All Others Similarly Situated v. NetSuite Inc., et al., filed on August 30, 2016, in the United States District Court for the Northern District of California (incorporated herein by reference to Exhibit (a)(5)(D) to Amendment No. 1 to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016).
(b)	None.
(c)(1)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated February 22, 2016.
(c)(2)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 6, 2016.
(c)(3)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 10, 2016.
(c)(4)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated July 13, 2016.
(c)(5)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Transactions Committee of the Board of Directors and the Board of Directors of NetSuite Inc., dated July 27, 2016.
(c)(6)	The information set forth in the Schedule 14D-9 under the caption "Annex A—Opinion of Qatalyst Partners LP" is incorporated herein by reference.
(c)(7)
Opinion of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 28, 2016 (incorporated herein by reference to Exhibit (c)(7) to the Schedule TO-T/A filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(c)(8)
Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated April 19, 2016 (incorporated herein by reference to Exhibit (c)(8) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(c)(9)
Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 20, 2016 (incorporated herein by reference to Exhibit (c)(9) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(c)(10)
Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 27, 2016 (incorporated herein by reference to Exhibit (c)(10) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).

(c)(11)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 8, 2016 (incorporated herein by reference to Exhibit (c)(11) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(c)(12)
Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 14, 2016 (incorporated herein by reference to Exhibit (c)(12) to the Schedule TO filed with the SEC by Purchaser on September 26, 2016).
(c)(13)
Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 30, 2016 (incorporated herein by reference to Exhibit (c)(13) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(c)(14)
Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 8, 2016 (incorporated herein by reference to Exhibit (c)(14) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(c)(15)
Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 25, 2016 (incorporated herein by reference to Exhibit (c)(15) to the Schedule TO filed with the SEC by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on September 27, 2016).
(e)(1)
Agreement and Plan of Merger, among NetSuite Inc., OC Acquisition LLC, Napa Acquisition Corporation and Oracle Corporation, dated as of July 28, 2016 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on August 1, 2016).
(e)(2)
Confidentiality Agreement, effective as of May 5, 2016, between NetSuite Inc. and Oracle Corporation, as amended and restated on July 20, 2016 (incorporated herein by reference to Exhibit (e)(2) to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 18, 2016).
(e)(3)
Exclusivity Agreement, dated as of July 15, 2016, between the Transactions Committee, on behalf of NetSuite Inc. and the Special Committee, on behalf of Oracle Corporation (incorporated herein by reference to Exhibit (e)(3) to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 18, 2016).
(e)(4)
Form of Tender and Support Agreement among OC Acquisition LLC, Napa Acquisition Corporation and the stockholder party thereto (incorporated herein by reference to Exhibit (e)(4) to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 18, 2016).
(e)(5)
Tender and Support Agreement, dated as of July 28, 2016, among OC Acquisition LLC, Napa Acquisition Corporation and NetSuite Restricted Holdings LLC (incorporated herein by reference to Exhibit (e) (5) to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 18, 2016).
(e)(6)
Amended and Restated Certificate of Incorporation of the NetSuite Inc. (incorporated herein by reference to Exhibit 3.2 to the Form S-1 filed with the SEC by NetSuite Inc. on July 2, 2007 (Registration No. 333-144257)).

(e)(7)	Amended and Restated Bylaws of NetSuite Inc. (incorporated by herein reference to Exhibit 3.14 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on March 21, 2014).
(e)(8)
NetSuite Inc. 1999 Stock Plan and forms of agreements thereunder (incorporated herein by reference to Exhibit 10.2 to the Form S-1 filed with the SEC by NetSuite Inc. on July 2, 2007 (Registration No. 333-144257)).
(e)(9)
NetSuite Inc. 2007 Equity Incentive Plan and forms of agreements thereunder (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the SEC by NetSuite Inc. on August 13, 2008 (File No. 001-33870) and Exhibits 10.1 to 10.3 to the Quarterly Report on Form 10-Q filed with the SEC by NetSuite Inc. on May 7, 2012).
(e)(10)	2008 Executive Bonus Plan (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on May 1, 2008 (File No. 001-33870)).
(e)(11)	2015 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC by NetSuite Inc. on October 15, 2015).
(e)(12)	NetSuite Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Appendix A to the Schedule 14A filed with the SEC by NetSuite Inc. on April 29, 2016).
(e)(13)
Severance and Change of Control Agreement by and between the NetSuite Inc. and Zachary Nelson, effective December 24, 2008 (incorporated herein by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 13, 2009).
(e)(14)
Severance and Change of Control Agreement by and between the NetSuite Inc. and Evan M. Goldberg, effective December 24, 2008 (incorporated herein by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 13, 2009 (File No. 001-33870)).
(e)(15)
Severance and Change of Control Agreement by and between the NetSuite Inc. and James McGeever, effective December 24, 2008 (incorporated herein by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 13, 2009 (File No. 001-33870)).
(e)(16)
Severance and Change of Control Agreement by and between the NetSuite and Douglas P. Solomon, effective December 24, 2008 (incorporated herein by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 13, 2009 (File No. 001-33870)).
(e)(17)
Severance and Change of Control Agreement by and between NetSuite Inc. and Marc Huffman, effective May 1, 2014 (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by NetSuite Inc. on May 6, 2014).
(e)(18)
Form of Severance Agreement Waiver between NetSuite Inc. and the employees party thereto (incorporated herein by reference to Exhibit (e)(18) to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 18, 2016).
(e)(19)
Form of Indemnification Agreement between NetSuite Inc. and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Form S-1 Registration filed with the SEC by NetSuite Inc. on July 2, 2007 (Registration No. 333-144257)).

(e)(20)	Offer Letter Agreement by and between NetSuite Inc. and Zachary Nelson, effective July 1, 2007 (incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Form S-1 filed with the SEC by NetSuite Inc. on October 30, 2007 (Registration No. 333-144257)).
(e)(21)
Offer Letter Agreement by and between NetSuite Inc. and Evan M. Goldberg, effective July 1, 2007 (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to the Form S-1 filed with the SEC by NetSuite Inc. on October 30, 2007 (Registration No. 333-144257)).
(e)(22)
Offer Letter Agreement by and between NetSuite Inc. and James McGeever, effective March 2, 2011 (incorporated herein by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 3, 2011 (File No. 001-33870)).
(e)(23)
Letter Agreement by and between Marc Huffman and NetSuite Inc. effective May 1, 2014 (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by NetSuite Inc. on May 6, 2014).
(f)
The information set forth in the Schedule 14D-9 under the captions "Item 8. Additional Information—Appraisal Rights" and "Annex B—Section 262 of the Delaware General Corporation Law" is incorporated herein by reference.
(g)	None.
(h)	None.

 Annex A

Business and Background of NetSuite's Directors and Executive Officers

The name, current principal occupation or employment and five-year employment history of each of the directors and officers of NetSuite are set forth below. Each director and officer listed below is a U.S. citizen with a principal business address of 2955 Campus Drive, Suite 100, San Mateo, CA 94403.

William Beane III, age 54, has been a member of our board of directors since January 2007. Mr. Beane has served as Vice President and General Manager of the Oakland Athletics, a Major League Baseball® team since October 1997, and has been a minority owner of the team since April 2005. He attended the University of California, San Diego. As the general manager of a Major League Baseball team, Mr. Beane brings valuable leadership and business management experience to the board, particularly in talent management and performance and metrics-based management. With the Oakland Athletics, Mr. Beane has used his strategic vision to apply a statistical, quantitative-based approach to help build competitive teams in a more fiscally disciplined manner. Under his leadership, the Oakland Athletics have been widely and consistently regarded as one of the most successful fiscally disciplined teams in Major League Baseball.

Deborah Farrington, age 65, has been a member of our board of directors since May 2000. Since May 1998, Ms. Farrington has served as a General Partner of StarVest Partners, L.P., a venture capital firm, and, since April 2006, has served as President of StarVest Management, Inc., a management company. Ms. Farrington also is a member of the board of directors and serves as the chair of the compensation committee of Collectors Universe, Inc., a company that grades and authenticates collectible assets. She holds an A.B. from Smith College and an M.B.A. from Harvard Business School. Ms. Farrington has spent over thirty years in the financial services industry, including over twenty years of private equity investing and, prior to that, eleven years of investment banking. Ms. Farrington brings valuable financial, business and management experience to the board. In particular, Ms. Farrington has over fifteen years of experience investing in and working with business services companies, especially Software-as-a-Service ("SaaS") companies. Ms. Farrington has over a decade of board experience at NetSuite and has extensive experience with other business services companies. This experience uniquely qualifies Ms. Farrington to provide the board with an important perspective on the operations of, and issues facing, our company and SaaS companies generally. Ms. Farrington also holds an Executive Masters Professional Director Certification from the American College of Corporate Directors, a director education and credentialing organization.

James McGeever, age 49, has served as our Chief Operating Officer since July 1, 2010, and has been President and a member of our board of directors since August 2015. Mr. McGeever served as our Chief Financial Officer from June 2000 until July 2010 and as our Director of Finance from January 2000 to June 2000. Prior to joining us, Mr. McGeever was the controller of Clontech Laboratories, Inc., a privately held biotechnology company from 1998 to 2000 and the corporate controller at Photon Dynamics, Inc., a capital equipment maker from 1994 to 1998. Mr. McGeever holds a B.Sc. from the London School of Economics. Mr. McGeever has qualified as a chartered accountant in the United Kingdom. Mr. McGeever has over twenty years of experience working in the technology sector and over fifteen years of experience at NetSuite helping to build and grow our business from its early stages. Mr. McGeever brings his leadership and extensive business, operating, and financial expertise to the board of directors. As our President, Mr. McGeever oversees all customer, vertical, product and human resource activities, and his involvement on the board of directors creates a critical link between the management and the board of directors, enabling the board of directors to perform its oversight function with the benefit of his perspectives on the business and our customer-base.

Edward Zander, age 69, has been a member of our board of directors since June 2009. From January 2004 to January 2008, Mr. Zander served as Chairman and Chief Executive Officer of Motorola, Inc. Prior to joining Motorola, Mr. Zander was a managing director of Silver Lake Partners, a leading private equity fund focused on investments in technology industries. Prior to holding that position, Mr. Zander was President and Chief Operating Officer of Sun Microsystems Inc., a leading provider of hardware, software and services for networks, from January 1998 until June 2002. Mr. Zander is a member of the board of directors of Seagate Technology. Mr. Zander also serves on the board of trustees of Rensselaer Polytechnic Institute. He holds a B.S. from Rensselaer Polytechnic Institute and an M.B.A. from Boston University. Mr. Zander has over two decades of senior management experience in the technology sector. Mr. Zander's experience as the Chief Executive Officer, and as President and Chief Operating Officer, of two of the leading technology corporations in the U.S., brings valuable leadership, strategic, management, and operational experience in technology businesses to our board. In addition, Mr. Zander's deep experience in a variety of technology businesses, including his work as a managing director of Silver Lake Partners and ongoing board service at two other technology companies, provides Mr. Zander with the background and insight to contribute significantly to the strategic and operational issues that NetSuite may encounter.

Zachary Nelson, age 55, has been a member of our board of directors since July 2002 and has served as our Chief Executive Officer since August 2015. Prior to that, Mr. Nelson served as our President and Chief Executive Officer from January 2003 to August 2015. Prior to that, Mr. Nelson served as our President and Chief Operating Officer from July 2002 to January 2003. From March 1996 to October 2001, Mr. Nelson was employed by Network Associates, Inc. (now Intel Corporation), an enterprise security software company. While at Network Associates, Mr. Nelson held various positions, including Chief Strategy Officer of Network Associates and President and Chief Executive Officer of MyCIO.com, a subsidiary that provided on-demand software security services. From 1992 to 1996, he held various positions, including Vice President of Worldwide Marketing, at Oracle Corporation, an enterprise software company. He holds B.S. and M.A. degrees from Stanford University. Mr. Nelson has over twenty years of experience working in the technology sector and brings his leadership and extensive business, operating, marketing and industry experience to the board. As our Chief Executive Officer, he also brings his strategic vision for the Company to the board of directors and creates a critical link between the management and the board of directors, enabling the board to perform its oversight function with the benefits of management's perspectives on the business.

Kevin Thompson, age 51, has been a member of our board of directors since September 2006. Since July 2006, Mr. Thompson has been employed by SolarWinds, Inc., a network management software company, and currently serves as its President and Chief Executive Officer and serves on its board of directors. In addition to his current role as President and Chief Executive Officer, Mr. Thompson previously held various positions at SolarWinds, including, Chief Operating Officer, Chief Financial Officer and Treasurer. From September 2004 until November 2005, Mr. Thompson was Senior Vice President and Chief Financial Officer at SAS Institute Inc., a business intelligence software company. From October 2000 until August 2004, Mr. Thompson served as Executive Vice President and Chief Financial Officer of Red Hat Inc., an enterprise software company. He holds a B.B.A. from the University of Oklahoma. Mr. Thompson has over a decade of experience in the software industry. As the President and Chief Executive Officer of a large and fast-growth software company that was public from 2009 until 2016, Mr. Thompson brings deep leadership and operational experience to our board. In addition, Mr. Thompson's strong financial background, including his work as the chief financial officer at two different publicly-traded software companies and one of the world's largest privately-held software company (pre-packaged software), provides financial expertise to the board, including an understanding of financial statements, corporate finance and accounting.

Evan Goldberg, age 50, co-founded our company and has been a member of our board of directors since October 1998 and Chairman of our board and Chief Technology Officer since January 2003. From October 1998 through January 2003, Mr. Goldberg held various positions with us, including President and Chief Executive Officer and Chief Technology Officer. Prior to joining us, Mr. Goldberg founded mBed Software, Inc., a software company focused on multimedia tools for website developers, where he served as Chief Executive Officer from November 1995 to September 1998. From August 1987 to November 1995, Mr. Goldberg held various positions in the product development group at Oracle Corporation, including Vice President of Development in the New Media Division. He holds a B.A. from Harvard College. As the co-founder of NetSuite, and having nearly eighteen years of experience as a key executive officer and member of our board of directors, Mr. Goldberg has in-depth knowledge of the Company, its products, operations and strategy. Based upon this experience and knowledge, Mr. Goldberg can provide the board with unique insights into the Company's challenges, opportunities and operations. Mr. Goldberg's eight years of experience in the product development group at Oracle and his experience as founder and CEO of mBed Software, Inc., bring deep software development and product expertise to our board.

Steven J. Gomo, age 64, has been a member of our board of directors since March 2012. From August 2002 until December 2011, Mr. Gomo was employed by NetApp, Inc. and has served as its Executive Vice President of Finance and Chief Financial Officer since 2004. Prior to joining NetApp, Inc., he served as Chief Financial Officer for Gemplus International S.A., headquartered in Luxembourg, from November 2000 to April 2002 and as Chief Financial Officer of Silicon Graphics, Inc., from February 1998 to August 2000. Prior to February 1998, he worked at Hewlett-Packard Company for twenty-four years in various positions, including financial management, corporate finance, general management, and manufacturing. Mr. Gomo currently serves on the board of directors of SanDisk Corporation, and Enphase Energy. Mr. Gomo holds an M.B.A. degree from Santa Clara University and a B.S. degree in business administration from Oregon State University. Mr. Gomo has over fourteen years of experience as a chief financial officer at publicly traded companies and over thirty-four years working in the high technology industry bringing strong financial and operational experience to the board. Mr. Gomo has extensive operational experience scaling rapidly growing companies. In addition, Mr. Gomo's strong financial background provides financial expertise to the board, including an understanding of financial statements, corporate finance and accounting.

Catherine R. Kinney, age 64, has been a member of our board of directors since March 2009. From 2008 through March 2009, Ms. Kinney served as Group Executive Vice President and Head of Global Listings at NYSE Euronext, where she was responsible for overseeing the company's global listing program, marketing and branding. From 2002 to 2008, Ms. Kinney served as President and Co-Chief Operating Officer of the New York Stock Exchange. Ms. Kinney served in the Paris, France office of the NYSE Euronext from July 2007 until 2009. Ms. Kinney serves on the board of directors and is a member of the finance and risk committee and audit committee of MetLife, Inc. Ms. Kinney also serves on the board of directors and is chair of the nominating and governance committee of MSCI, Inc., and she serves on the board of directors, the compensation committee and chairs the nominating and governance committee of QTS Realty Trust, Inc. She holds a B.A. from Iona College and completed the Advanced Management Program at Harvard Business School. Ms. Kinney has received honorary degrees from Georgetown University, Fordham University and Rosemont College. Ms. Kinney's experience as a senior executive and Chief Operating Officer of a multinational regulated entity and her key role transforming the New York Stock Exchange to a global publicly-traded company demonstrates a knowledge of, and experience with, issues of corporate development and transformation. In addition, Ms. Kinney's experience in developing and establishing the NYSE corporate governance standards for listed companies provides the board with unique corporate governance expertise to assist the board in establishing and maintaining an effective corporate governance program.

Ronald Gill, age 50, has served as Chief Financial Officer since July 2010. Prior to that, Mr. Gill served as Senior Vice President, Finance from August 2007 to July 2010. Prior to joining our company in August 2007, Mr. Gill was Vice President, Finance at Hyperion Solutions Corporation, a provider of performance management software from August 2006 until July 2007. Hyperion Solutions Corporation was acquired by Oracle Corporation in April 2007. From 2004 until May 2006, Mr. Gill was the Chief

Controller, Product and Technology Group at SAP. Mr. Gill holds a B.A. from Baylor University and a Master of International Business Studies degree from the University of South Carolina. Mr. Gill serves on the Board of Directors of HubSpot, Inc., a cloud-based marketing and sales software platform provider.

Douglas P. Solomon, age 49, has served as our Senior Vice President, General Counsel and Secretary since July 2008. Mr. Solomon served as our Vice President, Legal & Corporate Affairs from November 2006 to July 2008 and has been our Secretary since January 2007. Prior to joining us, Mr. Solomon served in senior legal and management roles at Unwired Planet (formerly Openwave Systems Inc.), a software company, from April 2000 through March 2006, including Vice President, Legal & Corporate Affairs. He holds a B.A. from the University of Michigan and a J.D. from Harvard Law School.

Marc Huffman, age 46, has served as our President, Worldwide Sales and Distribution since April 2014. Prior to that, Mr. Huffman served as our Senior Vice President of North American Verticals, Channels and APAC from 2010 to April 2014. From 2008 to 2010, Mr. Huffman served as our Senior Vice President of Sales, North America. From December 2003 to 2008, Mr. Huffman served as our Vice President of Sales. Prior to joining us, Mr. Huffman served as a director of sales responsible for Canada and the central U.S. at Oracle Corp. Mr. Huffman holds a B.S. from California State University, Chico.

Mike Forman, age 45, was promoted to the role of Senior Vice President, Global Controller and appointed as the our principal accounting officer in March 2016. From July 2010 to March 2016, Mr. Forman served as the our Vice President, Finance and Corporate Controller. Mr. Forman holds a B.B.A. from the University of Michigan.

QuickLinks

Explanatory Note
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
RATIO OF EARNINGS TO FIXED CHARGES
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX
  Annex A
Business and Background of NetSuite's Directors and Executive Officers